GLOBUS MEDICAL, INC.

2560 General Armistead Avenue

Audubon, PA 19403

(610) 930-1800

August 2, 2012

VIA EDGAR AND FACSIMILE

Amanda Ravitz

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Globus Medical, Inc.

Registration Statement on Form S-1

File No. 333-180426

Dear Ms. Ravitz:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-180426) (the “Registration Statement”) of Globus Medical, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 5:00 p.m., Eastern Daylight Time, on August 2, 2012, or as soon as practicable thereafter. We hereby authorize Stephen T. Burdumy of Drinker Biddle & Reath LLP, our outside legal counsel, to orally modify or withdraw this request of acceleration.

The Company acknowledges the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with Mr. Burdumy at (215) 988-2880. Thank you for your assistance in this matter.

Very truly yours,

GLOBUS MEDICAL, INC.

By:	/s/ Anthony L. Williams
	Name:	Anthony L. Williams
	Title:	Vice President, Corporate Counsel and Secretary

cc: Mary Beth Breslin